March 30, 2012

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 17, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 7, 2012
File No. 000-25137

Dear Ms. Collins:

We have received your letter of March 22, 2012, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Quarterly Report on Form 10-Q filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the quarterly period ended December 31, 2011. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item  1. Financial Statements

Notes  to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

1.	We note your response to prior comment 5. Please further clarify the nature of the future economic benefits you expect to receive from the intangible asset acquired under the ADP arrangement. That is, tell us if the future economic benefits relate to the specific contracts you have acquired, or future services you expect to sell to the customer base. As part of your response, please describe the terms (i.e., length of contracts and pricing arrangements) of the customer contracts acquired under this arrangement, and the terms of the contracts previously in place between you and ADP relating to the underlying SaaS solutions you were providing to these customers. Tell us what consideration you have given to further disclosing the terms of the contracts acquired, and the nature of the economic benefits you expect to receive from this intangible asset.

Response:

As reflected in our letter of February 27, 2012, the Company entered into the ADP arrangement to acquire all rights and obligations relating to the Company’s software-as-a-service (“SaaS”) solutions under ADP customer contracts that were previously resold by ADP under a reseller agreement between the Company and ADP. The Company’s primary objectives for acquiring these contracts were: (i) to improve the customer experience and loyalty by establishing a direct contractual relationship for customer support and upgrades, account management, and billing for the Company’s SaaS solutions, thereby strengthening the Company’s ability to receive future economic benefits under the existing terms of these contracts; and (ii) to create the opportunity for the Company to offer ancillary and additional Concur SaaS solutions under these contracts, which could provide additional future economic benefits to the Company. As such, the Company expected to receive future economic benefits in the form of revenues from the existing Concur SaaS solutions provided under these contracts and additional orders of ancillary and/or additional Concur SaaS solutions under these contracts.

Under the ADP arrangement, the Company acquired a large number of contracts that ADP entered into with small-to-medium sized businesses (typically fewer than 1,000 employees) for the Company’s SaaS solutions. These standard form contracts typically have initial contract terms of one year or less with automatic annual renewal, subject to the right of either party to terminate the contract with prior written notice. The pricing for the Company’s SaaS solutions under these contracts primarily consists of subscription fees paid on a per-transaction or per-user basis, subject to monthly minimum fees. Because these contracts are terminable by either party by providing prior written notice, neither party is subject to long-term commitments.

As reflected in our letter of February 27, 2012, under our reseller agreement with ADP, the Company was responsible for providing the underlying SaaS solutions in accordance with parameters established under such agreement. The fees charged to ADP for providing our SaaS solutions to ADP’s customers were based on a predetermined rate schedule. Under the reseller agreement, the Company and ADP each retained the right to terminate the agreement at any time, subject to 90 days’ prior written notice and standard wind-down terms. Accordingly, neither party was subject to long-term commitments.

We believe our disclosure in Note 7 to the Company’s financial statements for the quarterly period ended December 31, 2011 complies with the applicable provisions of ASC 350-30-50; however, we will consider expanding our disclosure in our future filings to provide an appropriate level of detail in light of the intangible assets acquired in the relevant period.

* * *

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.
Horace Nash, Fenwick & West LLP
Gary Homsley, Grant Thornton LLP